INVEST IN **GRAZR**

Grazr makes buying locally raised meat easy and affordable

PITCH VIDEO   INVESTOR PANEL



Grazr
Making Meat Local Again

grazr.press   Columbia TN

Food   Software   Main Street   Technology   Farming

OVERVIEW   DETAILS   UPDATES 4   WHAT PEOPLE SAY 61   ASK A QUESTION 5

LEAD INVESTOR



Gill Holland Partner, Portland Investment Initiative

Grazr is in some ways a local food revolution happening on your iPhone. Using modern technology (a simple "app")
it directly connects you with your local farmer for your bulk purchases of protein (beef, lamb, goat, and someday maybe chicken).
By cutting out the middleman (which is only maybe a local big box store anyway) and saving the farmers the time and money of having to attend the nearest farmers market, you can help ensure the success of American farmers by buying directly and locally from them. While this is not going to be an investment that has a 1000x return for the investor, this looks like a solid business model with good management that has experience in the field (literally!) and that one can think about investing in for both a decent return on their cash invested and a great return for all of our local food networks. Not to mention the planet...

Invested $5,000 this round

Highlights

1. Marketplace platform built for live-on-the-hoof, direct-to-customer meat sales.
2. 835 small processors nationwide
3. Covid-19 has driven consumers outside of the traditional supply chain towards secure local sourcing
4. We are lowering the environmental impact of the meat we consume through hyperlocal food sourcing.
5. As much as 50% of farmers costs tied up in cost to bring an animal from farm to market
6. US Beef market worth 91 billion annually.

Our Team



Thomas Cunningham Chief Executive Officer

First generation rancher and ag tech entrepreneur in middle Tennessee.

> As two first generation small farmers, Anthony and I knew first hand that there had to be a better way to complete the local food chain and empower customers and farmers all while supporting our local economies.



Anthony Laney Chief Technology Officer

Tenured in Legal Technology helping organizations grow and expand their technology offerings.



Steven Neusse Public Relations Officer



Thomas Cunningham



Anthony Laney CTO

Co-Founder and CTO of Grazr.

Grazr provides an end to end farm to table platform.

The Problem



Did you know that over 40% of the United States is grazing land? There are cows munching on grass from Texas to Tennessee, from Florida to New York and from California to Montana. Theres probably not a state in the nation without beef cattle grazing somewhere, yes even Hawaii. Maybe you even drive by cattle in your daily driving. Would it surprise you if we told you that the cows you drive by in California might go as far as Colorado to be processed? Or that the cattle grazing the hills of Tennessee might be destined for Kansas City? The centralized and globalized system of procuring beef and other meats for American families is a cumbersome network of supply chains and transportations systems reaching as far away as Australia. Largely for the benefit of the conglomerates and not a system designed to serve the end customer, the farmer or the rancher who produced the product. This also comes at a great cost to the environment when you consider the impact of transporting livestock through commercial transportation across the country only to then transport the processed beef back across the country to grocery stores. Thousands of cattle are even brought to the United States on ships from across oceans! And yet here we are, driving by cows that will travel possibly over a thousand miles before ending up on your plate... There must be a better way.

PROBLEM
No efficient way for customers to purchase meats from local farmers currently exists.
Discovering and providing local meats is:
Costly
Complex
Lacking in variety
Could there be a more efficient way to source our meat that is more environmentally conscious, supports the local economy and brings huge value in money savings to the grocery buyer?

The Solution



We founded Grazr because we knew there had to be a better way to connect the local food chain. After extensively researching the factors in play between farmers, consumers, and processors, Grazr was built to serve all three parties seamlessly. We exist to establish meat acquisitions as a simple and local online experience. With Grazr, a farmer sells his or her livestock in shares, which are handled by a local processor and picked up or delivered straight to the customer. Simple, sustainable, direct from farm to you.

"app")
it directly connects you with your local farmer for your bulk purchases of protein (beef, lamb, goat, and someday maybe chicken).
By cutting out the middleman (which is only maybe a local big box store anyway) and saving the farmers the time and money of having to attend the nearest farmers market, you can help ensure the success of American farmers by buying directly and locally from them. While this is not going to be an investment that has a 1000x return for the investor, this looks like a solid business model with good management that has experience in the field (literally!) and that one can think about investing in for both a decent return on their cash invested and a great return for all of our local food networks. Not to mention the planet...

Invested $5,000 this round

Learn about Lead Investors

The current Environmental impact



ENVIRONMENTAL
We strive to create a sustainable economic model and a thriving business.
The US imports 3 billion pounds of beef, 700 million from Australia alone!!
Livestock ships across the country to large processors only for it to be shipped back and sold at local grocery stores.
We can do better...

Current status of how meat is being transported.



The United States imported 4.35 billion pounds of beef in 2020, up 11.5% from 2019. The United States had the largest amount of imported beef in 2020 from Canada, followed by Mexico and Australia. From January-August 2020 imports of live cattle totaled 1.4 million head, that's 3.8% larger than the same period a year ago.



MARKET SIZE
US Beef market worth
$91
billion annually
Annual US sales for consumption:
40
million head of cattle
115
million hogs

According to the USDA's Economic Research Service, the US beef retail market was valued at $111.2 billion dollars in 2019 and trending upward. While beef will be the backbone of the Grazr model, our platform also supports pork, lamb and goat. Beef is a stand alone market within itself, with the value of pork, lamb and goat not to be overlooked either. For example, the US processed over 100 million hogs with a domestic consumption rate of over 95%.

What We do!



EXECUTIVE SUMMARY
Grazr provides a local,
Grazr provides a local, online marketplace for farmers to sell livestock, and consumers to buy



Grazr solves this problem by creating a hyperlocal supply chain

Farmer


Join Grazr
Create a custom farm profile to show local customers what makes your farm and products stand out.
List Live Stock for sale
List any cattle, hogs, sheep or goats for live-on-the-hoof sale in quarters, halves or wholes.
Deliver to Processor
Choose your preferred processors and when an order is placed, drop the animal off for processing.

Customer


Join Grazr
Create your profile and set your prefered processor(s).
Browse local listings
View offerings of beef, pork, lamb and goat from farms near you.
Select Cuts
Choose your favorites from Grazr's exclusive virtual cut list.
Pick up
Grab your packaged order from your preferred local processor and enjoy.

Processor


Farmer schedules drop off
Processor accepts delivery and processes animal.
Customer is notified to pay and pick up their meat

How We make Money


BUSINESS MODEL
Three revenue streams:
7.5%
sales commission on Grazr marketplace listings.
Average steer would generate $150 and $37.50/hog on marketplace.
$7
Grazr Processor portal fee of $7 per transaction.
AVG. total steer Rev/Head $171
AVG. total hog Rev/Head %51.50
$300
Farmer's subscription
$25.00 monthly subscription

Our Story

Grazr was founded by Tom Cunningham and Anthony Laney, two friends who are deeply passionate about building stronger and better communities through decentralized systems that empower the stakeholders. There's little that brings together and binds a community like the food we eat and share. Farmers and ranchers are the backbone of our food systems but have long been undervalued and disconnected as centralized supply chains have removed the farmer from their local community as a producer of nourishment and local culture. Tom and Anthony set out to remedy this divide by building a platform that seamlessly ties together the farmer, consumer and processor to provide an incredible value with an incomparable selection. More than this, Grazr creates an unprecedented accountability between farm and family where we can now know exactly what farm, exactly what animal and exactly how that animal was cared for and raised before choosing it. With Grazr, you now have a say in where your beef comes from, how it is processed and you no longer have to accept it from an unknown origin. You will have full control over the selection and quality of beef purchased. Gone is the massive environmental impact of transporting livestock from across the globe. There is now a better and more accessible option right in your backyard.

We are Grazr.


Welcome to Grazr
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How we plan to grow Grazr after Wefunder

The main goal of this round is to launch the platform and start generating revenue. To start, we will onboard custom meat processors and farmers, which will initially be a face to face sale. On site at the processing facilities, we will conduct product demos featuring options tailored to their operations. As we continue to grow, farmers will become engrained in the process and will have the ability to join the Grazr platform directly through creating a profile. Our goal is to have onboarded 100 processors and 1000 farmers by Q1 2022. Grazr profits a 7.5% transaction fee for each livestock sale and a flat fee of $7 per head per buyer of livestock processed. We will also have an annual subscription fee of $300/farm, with that fee waived for the first six months.

While generating revenue is priority number one we also have identified a number of feature enhancements for the platform that will greatly improve the user experience for all three stakeholders (farmers, consumers and processors). There are a number of integral ways we will be capturing and incorporating analytics that will allow us to revolutionize the way America buys meat. This is a high priority from a developmental standpoint. There are also some development features that are currently confidential but have immeasurable potential for boosting Grazr's sales and licensing to third parties.